UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COUGAR BIOTECHNOLOGY, INC.
(Name of Subject Company (Issuer))

KITE MERGER SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

222083107
(CUSIP Number of Class of Securities)

Clifford Birge, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,054,319,709.00	$58,831.04

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 24,519,063 shares of Cougar Biotechnology, Inc. common stock (outstanding as of June 2, 2009 and shares of common stock issuable before the expiration of the offer upon the exercise of in-the-money options and warrants) by $43.00 per share, which is the offer price.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $58,831.04	Filing Party: Johnson & Johnson and Kite Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: June 5, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Kite Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 5, 2009, (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cougar Biotechnology, Inc., a Delaware corporation, at a purchase price of $43.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 5, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On June 17, 2009, the waiting period under the Hart-Scott-Rodino (“HSR”) Act applicable to the Offer was terminated.  Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.  On June 17, 2009, Parent issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(D) hereto.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(D) Press Release issued by Johnson & Johnson on June 17, 2009.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE MERGER SUB, INC.

By	/s/ Clifford Birge
	Name:	Clifford Birge
	Title:	Secretary
	Date:	June 17, 2009

JOHNSON & JOHNSON

By	/s/ Douglas Chia
	Name:	Douglas Chia
	Title:	Assistant Secretary
	Date:	June 17, 2009